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Alan F. Denenberg

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2004 tel 650 752 3604 fax alan.denenberg@davispolk.com

May 23, 2017

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7919

Attention:	Mr. Russell Mancuso
Mr. Tim Buchmiller
Ms. Lynn Dicker
Ms. Tara Harkins
Ms. Amanda Ravitz

Re:	SMART Global Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 22, 2017
File No. 333-217539

Ladies and Gentlemen:

We are submitting this letter on behalf of SMART Global Holdings, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 22, 2017 (the “Comment Letter”) relating to the above-referenced Amendment No. 2 to Registration Statement on Form S-1 (the “Amendment No. 2”), filed on May 22, 2017, and the prospectus contained therein. In conjunction with this letter, the Company is filing via EDGAR for review by the Staff a revised Registration Statement on Form S-1 (the “Registration Statement”), including the prospectus contained therein. For your convenience, we are providing by overnight delivery to the Staff courtesy copies which include five copies of the Registration Statement that have been marked to show changes from Amendment No. 2. Capitalized terms used in this letter but not defined herein shall have the meanings given to such terms in the Registration Statement.

For ease of review, we have set forth below each of the comments numbered 1 through 4, as set forth in the Comment Letter, together with the Company’s responses thereto. All page numbers in the responses below refer to the Registration Statement, except as otherwise noted.

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Securities and Exchange Commission	2	May 23, 2017

Legal Proceedings, page 99

1.         Please clarify the extent of your business that is derived from the patent claims declared invalid on May 8, 2017.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the fact that these patent claims were declared invalid will not have any impact on the Company’s business. The Company does not currently derive significant revenue from the technology that is the subject matter of these patent claims. Moreover, if the Company is not successful in reversing the decision of the examiner in the USPTO, that would merely prevent the Company from asserting the patent against other companies, however, it would not prevent the Company from utilizing the technology in any future products. In addition, the Company is not aware of whether any company is currently using the underlying technology at issue in the litigation, including the party adverse to the company in the litigation.

Voting Rights, page 122

2.         Please reconcile your disclosure here regarding the required quorum with the information in section 8.2 of exhibit 3.1.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure on page 124 of the Registration Statement is describing the quorum requirement for a general shareholders meeting, which is included in section 17.1 of Exhibit 3.1. Section 8.2 applies in the event that the Company has more than one class of shares, and provides the quorum requirement applicable to a meeting of the shareholders of a specific class of shares to vary, modify or abrogate the rights of such class. The Company has revised the disclosure on pages 124 and 125 to clarify this point.

Exhibits

3.         We note your response to prior comment 4. Please file exhibit F to exhibits 10.8 and 10.16.

Response: The Company respectfully acknowledges the Staff’s comment and has filed Exhibit F to Exhibits 10.8 and 10.16.

Exhibits

4.         From the revision in response to prior comment 6, it is unclear whether the resolutions contain material information that is not described in the registration statement. Please tell us why counsel has revised the opinion to condition it on information not available to investors and to remove the reference to the registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the resolutions previously referenced in section 3.2 of Exhibit 5.1 do not contain material information not described in the Registration Statement. Accordingly, the Company advises the Staff that section 3.2 of Exhibit 5.1 has been revised to remove reference to the resolutions and instead reference only the Registration Statement and Underwriting Agreement.

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Securities and Exchange Commission	3	May 23, 2017

In addition to the responses to comments 1 through 4 above, the Company respectfully advises the Staff that certain affiliates of Silver Lake Partners and Silver Lake Sumeru, who are the Company’s principal shareholders and affiliates of certain of the Company’s directors, have indicated an interest in purchasing from us in the offering contemplated by the Registration Statement up to $25 million of our ordinary shares at the initial public offering price and on the same terms as the other purchasers in the offering. The Company respectfully advises the Staff that it has accordingly revised the cover page of the preliminary prospectus that is part of the Registration Statement, as well as pages 5, 6, 9, 44, 45, 57, 106, 107, 116, 117, 122 and 139 of the Registration Statement to reflect these expressions of interest.

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Securities and Exchange Commission	4	May 23, 2017

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 752-2004 or by email at alan.denenberg@davispolk.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Alan F. Denenberg

Alan F. Denenberg

Enclosures

cc w/ enc:	Iain MacKenzie, SMART Global Holdings, Inc.
Jack Pacheco, SMART Global Holdings, Inc.
Bruce Goldberg, SMART Global Holdings, Inc.
Tad Freese, Latham & Watkins LLP